UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: July 23, 2020
(Date of earliest event reported)

GK Investment Property Holdings II, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-3013152
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

257 East Main Street, Suite 200
Barrington, Illinois 60010
(Full mailing address of principal executive offices)

(847) 277-9930
(Issuer’s telephone number, including area code)

ITEM 1. FUNDAMENTAL CHANGES

On July 17, 2020, GK Investment Property Holdings II, LLC (the “Company”), through RF Grocery LLC (“RF Grocery”), a subsidiary of the Company, completed the acquisition of a 28,220 square foot retail property leased to a single tenant, Fresh Thyme Farmers Market, located at 7501 West North Avenue in River Forest, IL (“Fresh Thyme Farmers Market”), from 7501 W. North Avenue, LLC (the “Seller”).

The original 15-year lease has approximately 12 years remaining, with four options to extend for an additional five years each. The lease includes rent increases of $1.50 per square-foot every five years and has a Meijer Companies, Ltd. guaranty, which expires on June 21, 2022.

The contract purchase price for Fresh Thyme Farmers Market was $8,050,000, and total acquisition cost was $8,214,213 including financing fees paid to the lender and other closing costs. Of the total acquisition cost, $5,190,000 was funded by a first mortgage loan secured by Fresh Thyme Farmers Market (the “Loan”). The Loan bears interest at a variable rate of 2.2% above LIBOR, subject to an interest rate floor of 3.2%, with a maturity date of July 17, 2025. The payments on the loan are expected to be paid monthly and will be interest only for the first year followed by principal and interest payments amortized over 25 years for the remainder of the term of the Loan.

Pursuant to the amended and restated limited liability company agreement of RF Grocery, LLC dated July 17, 2020 (the “A&R LLC Agreement”), $1,824,213 of the total purchase price was funded by proceeds raised from the offering of bonds pursuant to the Offering Circular through a capital contribution to RF Grocery, LLC. The remaining $1,200,000 of the total purchase price was funded through an investment by Garo Kholamian through the Garo Kholamian Revocable Trust (the “Preferred Member”), which received preferred equity in RF Grocery, LLC in exchange for the investment (the “Preferred Equity”).

The Preferred Equity has a cumulative, accruing non-compounding return rate equal to twelve percent (12%) per annum (with a minimum total preferred return of six percent (6%)) calculated on the average daily balance of the Unreturned Capital Contributions (as defined in the A&R LLC Agreement) of the Preferred Member (“Preferred Return”). At any time (and from time to time as directed by the Preferred Member), prior to any distribution being made by RF Grocery to the Company, as “Ordinary Member” under the A & R OPA (“Additional Ordinary Contributions”), the Preferred Member has the right to direct the manager of RF Grocery to distribute any cash that would have otherwise been distributed to the Ordinary Members, to the Preferred Member in an amount up to the unpaid Preferred Return, plus (1) the Preferred Member’s aggregate Unreturned Capital Contributions; and (2) an amount equal to 3% of the Preferred Member’s aggregate Capital Contributions (the “Capital Premium”). Unless otherwise consented to by the Preferred Member, the Company shall distribute the amount of any additional capital contributions received by RF Grocery from the Company to: (1) first, pay any unpaid Preferred Return to the Preferred Member; (2) second, pay any unpaid Capital Premium to the Preferred Member; and (3) third, return any Unreturned Capital Contributions to the Preferred Member. Upon distribution to the Preferred Member, pursuant to either of the foregoing sentences of Article 12 of the A&R LLC Agreement, of aggregate amounts equaling the Preferred Member’s Preferred Return (taking into account the minimum Preferred Return of 6%), plus the Capital Premium (as defined in the A&R LLC Agreement), plus the aggregate Capital Contributions made to the Company by the Preferred Member, the Preferred Member’s Membership Interest shall be deemed redeemed without the need for any further action on behalf of the Preferred Member or the Company. We anticipate that we will contribute net proceeds from the sale of Bonds in our offering as Additional Ordinary Contributions to RF Grocery in an amount up to the amount necessary to redeem the Preferred Member.

Forward-Looking Statements

This Current Report on Form 1-U (this “Form 1-U”) includes forward-looking statements, which may be identified by words such as "believes," "expects," "anticipates," "estimates," "projects," "intends," "should," "seeks," "future," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements contained herein. The forward looking statements in this Form 1-U constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to, the risks and uncertainties and other factors discussed from time to time in the Company’s filings with the SEC. The Company expressly disclaims any obligation to publicly update any forward-looking statements contained herein, whether as a result of new information, future events or otherwise, except as required by law.

Item 9. Other Events

Exhibit No.	Description of Exhibit
2.1	Amended and Restated Limited Liability Company Agreement of RF Grocery, LLC, dated as of July 23, 2020.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GK Investment Property Holdings II, LLC,
a Delaware limited liability company

By:	GK Development, Inc.,
an Illinois corporation, Manager

By:	/s/ Garo Kholamian
Name:	Garo Kholamian
Its:	Sole Director
Date:	July 23, 2020

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